October 24, 2006

J.P. Morgan Fleming Mutual Fund Group, Inc.
245 Park Avenue
New York, New York 10167

Ladies and Gentlemen:

     We have acted as counsel to the J.P. Morgan Fleming Mutual Fund Group, Inc. (the “Company”) in connection with Post-Effective Amendment No. 22 to the Company’s Registration Statement on Form N-1A (File Nos. 333-25803 and 811-08189, the “Registration Statement”) relating to the registration of an indefinite number of shares (the “Shares”) of capital stock, par value $.001 per share, JPMorgan Mid Cap Value Fund (the "Series") under the Securities Act of 1933, as amended.

     We have examined the Company’s Articles of Incorporation, as amended and supplemented (collectively, the “Articles”) and the Company’s Bylaws, as amended. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion. Additionally, we have assumed that, as of any date of determination, the number of issued Shares of each class and Series will not exceed the number of such Shares authorized to be issued under the Articles.

Based upon and subject to the foregoing, we are of the opinion that:

  The Shares to be offered and sold pursuant to the Registration Statement have been duly authorized for issuance by the Company under the laws of the State of Maryland; and
  Upon the issue and sale of any such authorized Shares and upon receipt by the Fund of the authorized consideration therefor in an amount not less than the net asset value of the Shares established and in force at the time of their sale, the Shares so issued will be validly issued, fully paid and non-assessable by the Company.

We consent to the filing of this opinion with and as part of the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP